                                                   ILLINOVA CORPORATION
                                   STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
                                                       FIXED CHARGES
                                                  (Thousands of Dollars)

              Year Ended December 31,                                                   Supplemental **
                                            1991       1992      1993           1993       1994     1995
Earnings Available for Fixed Charges:
Net Income (Loss)                        $78,378     $93,234   ($81,874)      ($81,874)  $151,786  $151,601
 Add:
  Income Taxes:
   Current                                29,369      22,930     25,260         25,260     58,354    98,578
   Deferred - Net                         45,990      63,739     82,057         82,057     71,177    34,137
  Allocated income taxes                  (1,348)     (6,632)   (12,599)       (12,599)    (8,285)  (11,851)
  Investment tax credit - deferred           (11)       (519)      (782)          (782)   (11,331)   (6,894)
  Income tax effect of disallowed costs        -           -    (70,638)       (70,638)         -         -
  Interest on long-term debt             176,179     160,795    154,110        154,110    135,115   125,581
  Amortization of debt expense and
  premium-net, and other interest charges  9,004      12,195     17,007         17,007     15,826    29,558
  One-third of all rentals (Estimated to be
   representative of the interest component4,996       5,117      5,992          5,992      5,847     5,221
  Interest on in-core fuel                 8,862       8,278      6,174          6,174      7,185     6,716
  Disallowed Clinton plant costs               -           -          -        270,956          -         -
                                         --------    --------    -------       -------     ------  ---------
Earnings (loss) available for fixed     $351,419    $359,137    $124,707      $395,663    $425,674 $432,647
                                        ========    ========    ========      ========    ======== ========
Fixed charges:
 Interest on long-term debt             $176,179    $160,795    $154,110      $154,110    $135,115 $125,581
 Amortization of debt expense and
  premium-net, and other interest charges 25,553      25,785      27,619        27,619      25,381   38,147
 One-third of all rentals (Estimated to be
  representative of the interest component)4,996       5,117       5,992         5,992       5,847    5,221
                                        ________    ________    ________      ________    ________ ________
Total Fixed Charges                     $206,728    $191,697    $187,721      $187,721    $166,343 $168,949
                                        ========    ========    ========      ========    ======== ========
Ratio of earnings to fixed charges          1.70        1.87        0.66 *        2.11        2.56     2.56
                                        ========    ========    ========      ========    ======== ========

   * Earnings are inadequate to cover fixed charges. Additional earnings (thousands) of $63,014 for 1993, are required to attain a one-to-one ratio of Earnings to Fixed Charges.

   ** Supplemental ratio of earnings to fixed charges presented to exclude nonrecurring item - Disallowed Clinton plant costs.